UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630 - 1177 West Hastings Street
Vancouver, BC, V6E 2K3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Exhibits 99.2 and 99.3 of this Form 6-K are incorporated by reference into the Registrant’s registration statement on Form F-10, as amended: File No. 333-272658

SUBMITTED HEREWITH

Exhibits

99.1	News release dated May 23, 2024 - Fury Announces C$5 Million Financing

99.2	Notice of Annual General Meeting of Shareholders to be held on June 26, 2024

99.3	Management Information Circular dated May 14, 2024

99.4	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 28, 2024

Fury Gold Mines Limited

/s/ Phil van Staden

Phil van Staden
Chief Financial Officer